At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Corporate Bond Fund, Inc. on behalf of:

                                       For          Against          Abstain
     Strong Corporate Bond Fund  39,089,022.953  3,757,952.688    1,405,030.588

                                Broker non-votes
                                 12,735,918.000